SPECTRUMDNA, INC.
1700 Park Avenue, Ste 2020
Park City, UT 84068

March 24, 2008

Division of Corporation Finance
United States Securities and Exchange Commission
Attn: Barbara C. Jacobs, Assistant Director
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

RE:	SpectrumDNA, Inc. (the “Company”) Registration Statement on Form SB-2 Filed January 28, 2008 File No. 333-148883

Dear Ms. Jacobs, et al:

We have reviewed the comments from your letter dated February 22, 2008 and have formulated responses as outlined below. Concurrently with this letter, we are also filing the Company’s Amendment No. 1 to its Registration Statement on Form SB-2 which is being filed as a Form S-1/A (the “Amendment”). References in this letter to “we”, “our” or “us” refer to the Company.

Amendment No. 4 to Registration Statement on Form SB-2

General

1.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

COMPANY RESPONSE: We have reviewed the requirements of Regulation S-X and have updated our financial statements.

2.
We note your use of terms such as “next-generation,” “codified,” “agile-adaptive,” and “viral marketing.” Please expand your disclosure to explain the concepts you are expressing by use of such terms. Please keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. See Rule 421(d) of Regulation C.

COMPANY RESPONSE: We have expanded our disclosures to explain industry jargon, when appropriate. Additionally, we have re-worded various disclosures so as to reduce the amount of industry-specific jargon.

3.
Please revise your risk factors to avoid generic conclusions such as that your financial condition may be materially and adversely affected, or that your business and operating results could be adversely affected. Instead, replace this generic disclosure with meaningful statements about the potential impact of the potential risk on your business. Further, please ensure that each risk factor is tailored to a material risk associated with SpectrumDNA, your industry, or this particular offering.

COMPANY RESPONSE: We have revised our risk factors so as to eliminate generic conclusions, and make them more meaningful and Company-specific.

4.	We are unable to locate the legend required by Item 501(a)(7) or the prospectus delivery obligation of Item 502(b). Please advise.

COMPANY RESPONSE: Please note that the legend required by Item 501(a)(7) was included on the cover page in the original filing. However, we have moved the location of the legend to a different location on the cover page and have capitalized it so it is more noticeable. We have also inserted the prospectus delivery obligation, pursuant to the Commission’s comment.

Management’s Discussion and Analysis, page 7

5.	Please address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

COMPANY RESPONSE: We have revised our Management’s Discussion and Analysis to discuss the material costs associated with becoming a publicly reporting company and how we intend to pay for the anticipated expenses.

Business, page 10

6.	Please clarify the current stage of development of your six enginets as well as any significant milestones that need to be attained.

COMPANY RESPONSE: We have expanded our disclosure so as to clarify the current stage of our six enginets, and discuss the applicable milestones.

7.	Consider adding your website address. See Item 101(c)(3).

COMPANY RESPONSE: We have included our website address in the Amendment, pursuant to the Commission’s recommendation.

Management, page 20

8.	Please supplement your disclosure in this section to provide the information required by Item 407 (a) of Regulation S-B that is applicable to this filing.

COMPANY RESPONSE: We have supplemented our disclosure in this section by providing the additional, applicable information, regarding Board committees. Information pertaining to director independence is located under “Certain Relationships and Transactions and Director Independence”.

Executive Compensation, page 22

9.	Please update your tabular disclosure to provide information for the full year ended December 31, 2007.

COMPANY RESPONSE: We have revised our tabular disclosure to provide information for the full year ended December 31, 2007, pursuant to the Commission’s request.

10.
Please supplement the disclosure you provided in the summary compensation table to provide a narrative description of the material factors necessary to understand the information disclosed in this table. See Item 402(c) of Regulation S-B. In this regard, your disclosure should consider, among other things:

a.	The method used to determine the value of the stock awards;

b.	The terms of each grant, particularly the date and conditions to the exercise of the options, and

c.	The material terms of each employee’s compensation agreement or arrangement, whether written or unwritten

Please note, any management compensation plan, contract, or arrangement (or a written description thereof) must be submitted as an exhibit to this filing. See Item 601(b)(10)(ii)(A) of the disclosure guidelines applicable to your company.

COMPANY RESPONSE: We have added additional disclosure to the summary compensation table, pursuant to the Commission’s request.

Certain Relationships and Transactions and Corporate Governance, page 24

11.	We note your disclosure regarding a potential claim to a significant ownership interest in your subsidiary, Cooshoo, Inc. Please provide us with additional information about this potential claim.

COMPANY RESPONSE: We have added additional pertinent information in our disclosure regarding the potential claim of an ownership interest in our subsidiary, Cooshoo, Inc., pursuant to the Commission’s request. Neither the Company nor Mr. Banister has heard from the programmer since October 2006 (when the programmer informed Mr. Banister that the development agreement was terminated and that neither party was bound by any of its terms). As a result, we do not believe that there are any additional obligations owing to the programmer and as a result we do not anticipate any further developments regarding this matter. Nevertheless, insofar that there is reference to this matter in the Assignment of Property Agreement which was filed as an exhibit, we believed this matter should at least be mentioned in the prospectus.

Selling Stockholders, page 26

12.
Please provide a description of the transactions in which each selling security holder acquired the securities specified in the registration statement. See Item 507 of the disclosure guidelines applicable to your company. With respect to each selling shareholder that is a registered broker-dealer or an employee of a registered broker-dealer, tell us whether the shares offered for resale were acquired as transaction-based compensation earned for investment banking services.

COMPANY RESPONSE: We have added disclosure pertaining to the transactions in which each selling security holder acquired his or her respective securities. We have also added disclosure with respect to each selling shareholder that is a registered broker-dealer or an employee of a registered broker-dealer and whether the shares offered for resale were acquired as transaction-based compensation earned for investment banking services.

December 31, 2006 Audited Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 12

13.
We note that the Company generated $57,000 in revenue during the 9-month period ending September 30, 2007, relating to the first test of the Cooshoo engine, through a partnership with SAP and its users-group conference ASUG ’07 that took place April 22-25, 2007. It is not clear from the disclosure in the filing exactly how the Company earned revenues under this arrangement. Clarify for us, the nature of these revenues, and cite the specific accounting literature relied upon in recognizing these amounts.

COMPANY RESPONSE: We have revised our Revenue Recognition paragraph under Note 1 - Organization and Summary of Significant Accounting Policies so as to more clearly explain the nature of the revenues earned by the Company pursuant to its partnership with SAP.

September 30, 2007 Interim Financial Statements

Consolidated Statements of Operations, page 4

14.
We note that in the September 30, 2007 Consolidated Statements of Operations you present a separate line [item] for stock-based compensation for a portion of the stock-based compensation recorded during such period. We further note from your disclosures in Note 5 that the remaining expense related to share-based payment awards is recorded in general and administrative expenses. Please note that pursuant to SAB Topic 14:F, share-based compensation expense should be recorded on the same line or lines as cash compensation.

Please revise your disclosures accordingly or confirm that none of your share-based compensation expense relates [to] product development expense or cost of revenues.

COMPANY RESPONSE: We have revised our Consolidated Statements of Operations so as to present stock-based compensation and cash compensation within the same line item.

15.
Tell us where you classify the amortization of product development costs in your statement of operations. If such amounts are not included in cost of revenues, then please explain why and tell us how you considered the guidance of FASB Staff Interpretation Guide, SFAS 86, Question 17.

COMPANY RESPONSE: We have revised our Consolidated Statements of Operations so as to present amortization of product development costs in the cost of revenues line item.

Note 3 - Intangible Assets, page 7

16.
We note your disclosures in Note 1 to the Company’s December 31, 2006 financial statements (page 9) where you indicate the “Company has determined that technological feasibility for its software products is reached shortly before the products are released for sale.” If this is the case, then please explain why the capitalized costs for product development increased to $179,670 at September 30, 2007 and why such costs exceeded the product development expenses incurred to date. In this regard, tell us how you considered the guidance in SFAS 86 in determining when technological feasibility has been reached. Also, tell us how you considered paragraph 6 of SFAS 86, which indicates that capitalization of software costs shall cease when the product is available for general release to customers and reconcile this guidance to your statements on page 9 as indicated above.

COMPANY RESPONSE: The disclosure in Note 1 to the Company’s December 31, 2006 financial statements referenced above was incorrect. The disclosure has been corrected so as to read “the Company has determined that technical feasibility for its software products is reached based upon management judgment of product viability and likelihood of profitability. This determination often takes place long before the products are released for sale.”

Undertakings

17.	Please revise your Part II section to the undertakings required by Rule 430B or 430C of the Securities Act as provided in Item 512(g)(1) or (2) of the disclosure guidelines applicable to your company.

COMPANY RESPONSE: We have revised the Part II so as to include the undertakings required, pursuant to the Commission’s request.

Thank you for your attention to this matter and we look forward to hearing from you. Please direct any questions or requests for clarification of matters addressed in this letter or in the Amendment to the undersigned or to David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP, at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

SPECTRUMDNA, INC.

/s/ James A. Banister
James A. Banister
Chief Executive Officer